Exhibit 99.1

Itaú Unibanco Holding S.A.

CNPJ 60.872.504/0001-23	A Publicly Listed Company

ANNOUNCEMENT TO THE MARKET

Carbon Disclosure Project (CDP) recognizes

Itaú as Leader in Transparency

Itaú Unibanco Holding S.A. is pleased to communicate that it was recognized for the 2nd consecutive time, by CDP Latin America among the companies Leaders in Transparency in accordance with CDP’s global scoring methodology applied to the 2015 edition of the “Climate Change" questionnaire. This study consolidates data and analysis on greenhouse gas emissions and the way in which companies approach the issue of climate change in their management. Leading companies in Transparency are those recording scores among the top 10% of the universe invited to provide information.

CDP was established in 2000 and is an international, nonprofit organization, that brings together 822 investors with approximately USD 95 trillion in assets under management and provides a global system of disclosure with respect to the environment. Currently, more than 5,000 organizations worldwide report climate data to CDP, of which 72 are Brazilian companies that responded in 2015.

The participation in the CDP Investors Brazil 2015 questionnaire reflects the long-term commitment of Itaú Unibanco Holding S.A. to the ethical conduct of the business, transparency, legal compliance, corporate governance and, social, cultural and environmental responsibility. We believe this commitment is a critical factor in maintaining sustained growth over the next few years and focused on value creation for our shareholders and the society.

São Paulo, November 23, 2015.

MARCELO KOPEL

Investor Relations Officer